Wearable Health Solutions, Inc.

2300 Yonge Street, Suite 1600

Toronto, Ontario Canada M4P 1E4

Phone: (647)792-0402

Effie Simpson

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wearable Health Solutions, Inc.
Amendment No 2 to Registration Statement on Form 10-12G
Filed February 25, 2022
File No. 000-56368

March 24, 2022

Dear Ms. Simpson,

This letter sets forth the response of Wearable Health Solutions, Inc., (“WHSI” or the “Company”) to the SEC comments on March 8, 2021, to our Form 10-12G (File No. 000-56368)

SEC Comments:

Amendment No. 2 to Form 10-12G

Business

Products, page 5

1. We note your response to prior comment seven. Please further revise your disclosure to (i) identify whether your MediPendant and iHelp products also operate on the 3G network, (ii) clearly state whether the iHelp MAX will operate on the 4G network, and (iii) clarify whether or how the "lone worker" program for use with the iHelp+ 3G will continue to function following phase-out. Disclose the dates which mobile carriers have announced for phase-out of their 3G networks, and clearly describe whether some or all of your products have already ceased to function. Avoid describing as "advanced" those products that you no longer produce or that no longer will function. Add risk factor disclosure assessing the material risks to the company and investors, including the risk that your U.S. customers will buy competitors' products since your iHelp MAX is not expected to be available until the third quarter of 2022.

Response: The Company has updated the business description as requested.

Intellectual Property, page 14

2. We note your response to prior comment 11. However, the statement, "We may rely on a combination of patent, trademark, copyright, and trade secret laws in the United States," continues to appear on page 14. Please combine this section with the section captioned "Patents, Trademarks and Licenses" on page 11 and revise to reconcile the apparent inconsistencies.

Response: The Company has updated and reconciled as requested.

Risk Factors

Because directors and officers currently and for the foreseeable future .. . . , page 25

3. We note your response to prior comment 14 and reissue it in part. Please further revise your risk factors to specifically address the potential dilutive effect to existing holders of common stock as a result of the (i) conversion rights of your outstanding preferred stock and (ii) periodic awards of common stock pursuant to your employment agreements. In addition, disclose the current percentage voting power held by your Chief Executive Officer and President, respectively.

Response: The Company has updated the Risk Factors as requested.

Description of Securities, page 52

4. We note your revisions in response to prior comments 26 and 29. Disclosure on page 53 indicates that you are authorized to issue 14 million shares of preferred stock, while the fourth page of Exhibit 3.1 appears to authorize 25 million shares of preferred stock. Please revise to reconcile this apparent inconsistency. Please also refile Exhibit 3.1 to ensure all pages thereof are in the proper text-searchable format.

Response: The Company has refiled exhibit 3.1 in order to ensure proper text-searchable format and has updated the authorized preferred shares outstanding.

Exhibits

5. We note disclosure on page 47 related to employment agreements with your Chief Technical Advisor and Chief Financial Officer. Please file these agreements as exhibits to your registration statement. Please also revise the reference on page 47 to Mr. Mittler as Chief Financial Officer to reflect that he no longer serves in this role, if true.

Response: The Company has updated as requested and added the exhibits.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (647)792-0402. Thank you for your attention to this matter.

We trust the foregoing is in order.

Wearable Health Solutions, Inc.

/s/ Harrysen Mittler
Name:	Harrysen Mittler
Title:	Chief Executive Officer, Director